UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

(AMENDMENT NO. 1)

SCHEDULE TO

(Rule 13e-4)

ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of

the Securities Exchange Act of 1934)

C&F FINANCIAL CORPORATION

(Name of Issuer and Person Filing Statement)

COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

12466Q-10-4

(CUSIP Number of Class of Securities)

With Copies to:

Thomas F. Cherry Executive Vice President C&F Financial Corporation Eighth and Main Streets West Point, VA 23181 (804) 843-2360	Hugh B. Wellons LeClair Ryan Flippin Densmore, P.C. 1800 First Union Tower, Drawer 1200 Roanoke, VA 24006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing the Statement)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,380,000	$868.63

*	For purposes of calculating fee only. Assumes the purchases of 180,000 shares at $41.00 per share.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of this Offer to Purchase which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is C&F Financial Corporation, a Virginia corporation (the “Company”). The principal executive offices of the Company are at Eighth and Main Streets, West Point, Virginia 23181. The telephone number of the Company’s principal executive offices is (804) 843-2360.

(b) The title of the securities being sought is common stock of beneficial interest, par value $1.00 per share. As of March 31, 2005, there were approximately 3,556,354 of the Company’s shares of common stock issued and outstanding.

(c) The Company’s common stock is traded on the NASDAQ Stock Market under the symbol “CFFI.” For information on the principal market in which the shares are traded and the most recent high and low sales prices for the shares in the principal market see Section 9 “Price Range of Common Stock; Dividends” of this Offer to Purchase.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is C&F Financial Corporation, a Virginia corporation. The information set forth under Item 2(a) above and in Schedule A of this offer (“Information Concerning the Directors and Executive Officers of C&F Financial Corporation”) is incorporated in this statement by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The Company is seeking tenders for up to 180,000 shares of common stock, at a price of net $41.00 per share, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated May 24, 2005, and the related Letter of Transmittal (which together constitute the “Offer”). A copy of each of this Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(2), respectively, each of which is incorporated herein by reference. For information on the consideration offered to shareholders, the expiration date, and Company intentions in the event of oversubscription, see Section 1 “Price; Number of Shares; Proration; Extension of The Offer” of this Offer to Purchase. For information on tendering shares and withdrawing tenders, see Section 4 “Procedure for Tendering Shares” and Section 5 “Withdrawal Rights” in this Offer to Purchase. For information on the accounting and tax treatment of this offer, see Section 16 “Federal Income Tax Consequences” in this Offer to Purchase. For information on extending this offer, see Section 18 “Extension of this Offer Period; Termination; Amendments” in this Offer to Purchase. For information on the manner in which securities will be accepted for payment, see Section 4 “Procedure for Tendering Shares”

and Section 6 “Purchase of Shares and Payment of Purchase Price” in this Offer to Purchase. Our executive officers and directors, as well as our Bank executive officers and directors, are eligible to tender shares pursuant to this offer.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Information is set forth in Section 2 “Background and Purpose of this Offer” and Section 15 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” in this Offer to Purchase. Except as set forth in those sections, we do not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer to Purchase (whether or not legally enforceable) between us, any of our executive officers or directors, and any person with respect to any of our securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Reference is made to Section 2 “Background and Purpose of this offer,” Section 10 “Effects of this Offer,” Section 11 “Source and Amount of Funds” of this Offer to Purchase and Section 15 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” which are incorporated herein by reference. Except as set forth above, we have no plans, proposals or negotiations that relate to or would result in:

(1) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving us;

(2) Any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;

(3) Any material change in the present dividend rate or policy, or our indebtedness or capitalization, except for the expected reduction in capital directly related to the repurchase of our common stock;

(4) Any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment or change of control contract of any executive officer;

(5) Any other material change in our corporate structure or business;

(6) Any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7) Any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

(8) The suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934;

(9) The acquisition by any person of additional amounts of our securities, or the disposition of our securities; or

(10) Any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of this Company.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reference is made to Section 11 “Source and Amount of Funds” of this Offer to Purchase.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Reference is made to Section 15 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” of this Offer to Purchase. Except as set forth in that section, to our knowledge there have not been any transactions involving our shares that were effected during the past 60 days by us or any of our executive officers, directors, associates, subsidiaries or affiliates.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed or retained or are to be compensated by or on our behalf to make solicitations or recommendations in connection with this Offer to Purchase.

ITEM 10.	FINANCIAL INFORMATION.

(a)-(b) Reference is made to the financial statements included in Section 13 “Historical Financial Information; Additional Information” and the pro forma financial information included in Section 14 “Certain Pro Forma Financial Information” in this Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Reference is made to Section 15 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” of this Offer to Purchase.

(a)(2)-(5) Not applicable.

(b) Reference is made to the Offer of Purchase.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase dated May 24, 2005.

(a)(1)(ii)	Letter of Transmittal. (Preceeded by Letter to Shareholders)

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press Release dated May 13, 2005*

23.1	Consent of Independent Registered Public accounting Firm*

(b)	None

(d)	None

(g)	None

(h)	None

*	Previously filed with Schedule To on May 13, 2005

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2005

C&F FINANCIAL CORPORATION

By:	/s/ Thomas F. Cherry
Thomas F. Cherry, Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated May 24, 2005.

(a)(1)(ii)	Letter of Transmittal. (Preceeded by Letter to Shareholders)

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press Release dated May 13, 2005*

23.1	Consent of Independent Registered Public accounting Firm*

(b)	None

(d)	None

(g)	None

(h)	None

*	Previously filed with Schedule To on May 13, 2005